NEWS RELEASE

May 11, 2005

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

UPDATE ON CERRO ATAJO PORPHYRY PROPERTY, NW ARGENTINA

Cardero Resource Corp. (“Cardero” or “the Company”) is pleased to announce that initial geological mapping and prospecting has confirmed the presence of a robust, copper-bearing, hydrothermal system centred on its Cerro Atajo property as illustrated in the attached satellite image (Figure 1).  As a result of the favourable reconnaissance mapping results, continued exploration has been recommended by the independent consultants who conducted the program on Cardero’s behalf.

The 2,800-hectare property lies only 10 kilometres east of the Baja de la Alumbrera copper-gold porphyry mine (reported resources of approximately 600Mt @ 0.53% copper and 0.61 g/t gold) and 25 kilometres west of the Agua Rica porphyry deposit (reported resources of approximately 700Mt @ 0.66% copper, 0.23 g/t gold and 0.037% molybdenum) within Argentina's pre-eminent mining district.  The property is prospective for both high-grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization.

The Cerro Atajo property lies within a structural window, defined by regional high angle reverse faults.  The generally shallow-dipping Miocene succession consists of a basal shallow water sequence of maroon and greenish-gray clastic units (Morterito Formation) overlain by subaerial andesitic volcaniclastic and mixed andesitic to dacitic volcaniclastic probable debris flows of the Farallon Negro Volcanic Complex.  Variably textured quartz feldspar porphyry dykes, small dacite bodies, rhyodacite porphyry stocks, and minor andesitic to basalt dykes or sills intrude the underlying lithologies.

The large hydrothermal system consists of extensive clay alteration zones, widespread zones of hydrothermal bleaching, structurally-controlled quartz-alunite replacements, zones of limonite fractures after pyrite, a broad distal manganese-oxide stockwork, and patchy epidote (propylitic) alteration (figure 1).  Incipient quartz veining was also observed within intensely altered zones and several magmatic-hydrothermal breccia zones were recognized.

The most intensely altered zone underlies and is immediately adjacent to the Cerro Atajo mountain peak, where advanced argillic alteration and sulphide mineralization (“gray copper sulphosalts”) on the adjacent Eugenia Ridge (located within the property package) indicate the presence of a high sulphidation hydrothermal system which overprints an altered quartz feldspar porphyry dyke swarm.  A similar geological situation, that is, telescoping of advanced argillic alteration on an underlying porphyry system, is documented at the near-by Aqua Rica deposit and is considered highly encouraging.

In low-lying regions within the central portion of the property widespread weak copper-oxide mineralization associated with extensive limonite fractures is present and may form the surface expression of an underlying copper bearing porphyry-style system.

The Phase 2 work program is currently being formulated and will include 1:5,000 scale mapping of lithology, hydrothermal alteration, structure and mineralization; geophysical surveys and, contingent on results, aggressive drill testing in Q3-4 2005.

Baja de la
Alumbrera
Cerro Atajo
Agua Rica

Figure 1: ASTER satellite image of Cerro Atajo highlighting the large hydrothermal alteration system.

Steve Enns, P. Geo. and Alastair Finlay, P. Geo, each an independent “qualified person” as defined by National Instrument 43-101, conducted the initial reconnaissance mapping and prospecting program as summarized in this press release.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not an offer to buy or sell securities in the United States.